FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF NOVEMBER, 2002

COMMISSION FILE NUMBER 1-15150

The Dome Tower
Suite 3000, 333 - 7th Avenue S.W.
Calgary, Alberta
Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐    No ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes ☐    No ☒

EXHIBIT INDEX

EXHIBIT 1:	ENERPLUS RESOURCES FUND ANNOUNCES CLOSING OF OFFERING

EXHIBIT 1

Friday, November 29, 2002
 FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX: ERF.UN
NYSE: ERF

ENERPLUS RESOURCES FUND ANNOUNCES CLOSING OF OFFERING

Enerplus Resources Fund ("Enerplus") announced today the closing of the previously announced offering of 7.0 million trust units at a price of CDN$26.00 (US$16.54) per trust unit for net proceeds of CDN$170.9 million. The syndicate of underwriters was led by CIBC World Markets Inc. and Salomon Smith Barney Inc. The net proceeds of the offering will be used to reduce outstanding borrowings which were incurred in connection with the acquisition of Celsius Energy Resources Ltd., and to fund Enerplus' on-going acquisition and development activities.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. A written prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933 may be obtained from either CIBC World Markets, 161 Bay Street, 6th Floor, Toronto, Ontario M5J 2S8 or Salomon Smith Barney, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY:	/s/ Christina S. Meeuwsen Christina S. Meeuwsen Corporate Secretary

DATE: November 29, 2002